Primary Business Name: BIDS TRADING L.P.   **BD Number: 141296**

BD - AMENDMENT

04/23/2021

BD - INDIRECT OWNERS

Ownership Codes:	**C** - 25% but less than 50%	**E** - 75% or more
	D - 50% but less than 75%	**F** - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	BIDS HOLDINGS L.P.	GENERAL PARTNER	06/2006	F	Y	N	20-5087280
CBOE GLOBAL MARKETS, INC.	DE	CBOE OFF-EXCHANGE SERVICES, LLC	MEMBER	01/2019	E	Y	Y	20-5446972
CBOE OFF-EXCHANGE SERVICES, LLC	DE	BIDS HOLDINGS LP	LIMITED PARTNER	01/2021	E	Y	N	20-5446972
CBOE OFF-EXCHANGE SERVICES, LLC	DE	BIDS HOLDINGS GP LLC	MEMBER	01/2021	E	Y	N	20-5446972